July 9, 2024

Tom Shea
Chief Executive Officer
OneStream, Inc.
191 N. Chester Street
Birmingham, Michigan 48009

       Re: OneStream, Inc.
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280573
Dear Tom Shea:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Key Metrics, page 108

1. We note that you present Key Metrics and non-GAAP measures prior to your discussion of GAAP results and financial condition. Please revise MD&A to balance the presentation to discuss GAAP measures prior to your discussion of Key Metrics and Non-GAAP measures. See the Division's C&DI on non-GAAP financial measures, Question
       102.10(a) for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 9, 2024
Page 2

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology